VIA EDGAR

September 28, 2022

Avista Public Acquisition Corp. II
65 East 55th Street
18th Floor
New York, NY 10022
(212) 593-6900

Brian Fetterolf and Erin Jaskot
U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549-3561

Re:	Avista Public Acquisition Corp. II Amendment No. 5 to Registration Statement on Form S-4 Filed September 27, 2022 File No. 333-264525

Dear Mr. Fetterolf and Ms. Jaskot:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Avista Public Acquisition Corp. II (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-264525) filed by the Registrant on April 28, 2022, as amended by Amendment No. 1 filed on June 13, 2022, Amendment No. 2 filed on July 26, 2022, Amendment No. 3 filed on August 22, 2022, Amendment No. 4 filed on September 13, 2022 and Amendment No. 5 filed on September 27, 2022 (the “Registration Statement”), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 3:00 p.m., Eastern time, on September 30, 2022, or as soon as reasonably practicable thereafter.

If you have any questions, please feel free to contact Jaclyn L. Cohen (jackie.cohen@weil.com / telephone: 212.310.8891) of Weil, Gotshal & Manges LLP. In addition, please notify Ms. Cohen when this request for acceleration has been granted.

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Very truly yours,

Avista Public Acquisition Corp. II

By:	/s/ Ben Silbert
Name: Ben Silbert
Title: General Counsel and Secretary

cc:             Jaclyn L. Cohen

Weil, Gotshal & Manges LLP